UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Hengest Investments, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
     ---------------------------------------------------------------
                         (Title of Class of Securities)

                                 not applicable
         --------------------------------------------------------------
                                 (CUSIP Number)

                                Graham J. Bristow
                       Meridian Pacific Investments HK Ltd.
                           P.O. Box 1947, Noosa Heads
                           Queensland 4567, Australia
                                (61-7) 5474-0492
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 10, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.   N/A                                              PAGE 1 OF 4 PAGES
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1 NAME OF REPORTING PERSON

                                            MERIDIAN PACIFIC INVESTMENTS HK LTD.

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [X]
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3  SEC USE ONLY

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   1   SOURCE OF FUNDS (See Instructions)
                                                                              WC

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              HONG KONG


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7     SOLE VOTING POWER:                                               2,240,000

  NUMBER OF    -----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER                           2,240,000
    PERSON
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,240,000
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   100%

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14     TYPE OF REPORTING PERSON (See Instructions)                            C0

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

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CUSIP NO.   N/A                                               PAGE 2 OF 4 PAGES
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Hengest Investments, Inc. (the "Registrant" or "Issuer"), a corporation organized under the laws of the State of Delaware with it's principal executive office is located at # 1947, Noosa Heads, Queensland 4567, Australia.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Meridian Pacific Investments HK Ltd., a company registered in Hong Kong ("Meridian" or "Reporting Person").

(b) The business address of the Meridian is at P.O. Box 1947, Noosa Heads, Queensland 4567, Australia.

(c) Meridian is a Hong Kong incorporated company which controls (62%) Meridian Pacific Capital Pte Ltd., a Singapore based Venture Capital provider, Meridian owns 100% of PT Island Concepts Indonesia a local PMT (foreign ownership approved) Developer of Luxury Resorts and Villas in Bali, Indonesia. Meridian is also a Property Manager and Property Sales and Rental Agent. The directors and executive officers of Meridian are Graham James Bristow and Margaret Ann Ojala.

(d)-(e) During the past five years, Meridian nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) Each of the directors and executive officers of Meridian are citizens of New Zealand and residents of Australia.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Meridian paid thirty-five thousand US dollars (US$35,000) for the 2,240,000 shares, the funds used to pay for the shares were general corporate funds of Meridian.

ITEM 4.     PURPOSE OF TRANSACTION.

The shares of Common Stock owned by Meridian were acquired for, and is being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic mergers or acquisitions. In connection therewith, Meridian may recommend and/or vote in favor of one or more proposals, which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Meridian may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Meridian may continue to

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CUSIP NO.   N/A                                               PAGE 3 OF 4 PAGES
----------------------------                                  -----------------

hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Meridian has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Meridian may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Meridian Pacific Investments HK Ltd. ("Reporting Person") beneficially owns 2,240,000 (100%) of the Issuer.

                  (b) The Reporting Person has the sole power to vote and dispose of 2,240,000 shares owned directly.

                  Other than the stock purchase transaction described in Item 3 above, the Reporting Person has not otherwise acquired or disposed of the common stock of the Issuer.

                  No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       Share Purchase Agreement (Previously filed by Hengest Investments, Inc.
Exhibit 1.1 to Form 8-K filed on March 24, 2004, and is incorporated herein by reference.)

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CUSIP NO.   N/A                                            PAGE 4 OF 4 PAGES
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                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2004

                                MERIDIAN PACIFIC INVESTMENTS HK LTD.



                                /s/ Graham J Bristow
                                ------------------------------------
                                Graham J Bristow, Director